

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 12, 2009

<u>VIA U.S. MAIL AND FAX (559) 589-0111</u>

Marshall F. Sparks
Chief Financial Officer
Global Food Technologies, Inc.
113 Court Street
Hanford, California 93230

> **Re: Global Food Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 000-31385**

Dear Mr. Sparks:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 9 A. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page 28

1.   Please revise your Management's annual report on internal control over financial
      reporting to include a statement as to whether or not internal control over financial
      reporting is effective. In this regard, please amend your Form 10-K to fully comply with
      Item 308T of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 45 and 46

2.   We note that the audit opinions on page 45 and 46 do not cover the statement of
      stockholders' equity (deficit) for the period from July 25, 2001(Inception) through
      December 31, 2006. In this regard, please explain to us whether your auditors audited the
      statements of stockholders' equity (deficit) for the period from July 25, 2001(Inception)
      through December 31, 2006 and why your auditors' opinion does not cover such
      statements of stockholder's equity (deficit).

Stockholders' Deficit, page 57

Stock Incentive Plan, page 57

3.   We note that you awarded 530,000, 460,000, and 191,000 shares of restricted stock in
      2006, 2007 and 2008, respectively, and recorded compensation expense in the
      corresponding years for those grants. Further we note that those shares become *fully
      vested upon* registration of the shares with the Securities and Exchange Commission or
      upon development of a listing in a market initiated by you. Please explain to us in greater
      detail, the terms of the restricted stock grants, and how you accounted for these stock
      grants. Also please explain to us why you recognized compensation expense when these
      grants are not yet fully vested. Cite the applicable U.S. GAAP.

Form 10-Q for the Quarter Ended June 30, 2009

1. Description and nature of the business, organization, and basis of presentation
Development Stage and Capital Resources, page 7

4.   We note from your disclosure that the Company is considered to have left the
      development stage and is now an operating company. Based on your disclosures on page
      7 and 10, it appears that you continue to be a development stage entity as outlined in
      FASB ASC Glossary Terms, Development Stage Entity and FASB ASC 915-10-05
      (paragraphs 8 and 9 of SFAS No. 7). Please advise or revise in future filings accordingly.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3212 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief